HOTELIERCO

2021 Report

Dear investors,

Over the past years we have seen unexpected and unpredictable global and economic activity. We have done our best to adapt HotelierCo and the structure as events unfold.

We are happy that we have been able to maintain our ultimate goal by pulling back on our growth strategies.

We have also adjusted our intention of utilizing leverage as the debt market continues to grow in an attempt to combat inflation. Being more conservative on a debt strategy in the shorter term allows us to reduce the pressure on costs and overhead while finding appropriate hotel assets to grow the company.

We believe this more conservative path has allowed some of the latest momentum and interest to invest in HotelierCo.

We are excited to continue this strategy while we build a loyal membership base and we are very grateful for those investors who have already shown us their confidence in the company.

We need your help!

Our investors can get involved by informing friends and family about the ability to own part of a boutique hotel portfolio. The more people we can get involved in the initial stages helps build our membership base and community. spreading the word, and increasing the membership and investor base.

The more investors we have the more capital that is available to acquire boutique hotels. And the larger the base of investors/members the more successful each hotel can be.

Sincerely,

Nathan Kivi

Founder & CEO

Our Mission

We would like to continue to grow our club of hotel investments for members and show the strength of our member loyalty. Once we have sufficient scale in the United States, our partnerships will also allow for us to consider expanding the footprint globally.

See our full profile



How did we do this year?

Report Card

B-



The Good

Continued to work through the agreement for the first development in Waxhaw and have the land permitted to build a hotel.

Built momentum amongst key stakeholders and generate strong interest in direct investment to projects.

Restructured the company and reduced aggressive growth trajectory to lower the costs anticipated for the company.



The Bad

Timing from external stakeholders required to took longer than expected.

The cost of debt has continued to increase making it more difficult to use a leveraged approach to growth.

Some of the digital advertising spend on social media sites didn't produce the return on ad spend that was initially anticipated.

2021 At a Glance
January 1 to December 31



$0
Revenue



-$15,844
Net Loss



$0
Short Term Debt



$0
Raised in 2021



$80,871
Cash on Hand
As of 07/15/22

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$0









$-15,844
2020

Net Margin: -Inf%   Gross Margin: NaN%   Return on Assets: -28%   Earnings per Share: -$100.92   Revenue per Employee: $0

Cash to Assets: 0%   Revenue to Receivables: ~   Debt Ratio: 0%

ELT_-_Audit_-_HotelierCo_Financial_Statements_2021_-_2020_Final.pdf

We ❤ Our 182 Investors

Thank You For Believing In Us

Joshua Stout	Junior Rogers	Akeem Reid Wight	Okwudili C Amaechi	Charles Lerner, M.D., FACP	James Cowan	Neryk Davydov
Rocio Salamanca	Roy Barsati	Catherine L Buchanan	Tugs Oyun Davaadorj	Toni Farley	Roy G Compton	Brad Kessler
Kirsten Myers	Walter C. Perry	Abraham Bonilla	Erica Worsdell	Elizabeth Kanth	Sarah Lisa	Joseph DeMatteo
Kenny Sammut	Melvin Cartagena	Tasha Newman	Andrew Douglas VanderP...	Hatem Rowaihy	Jayasree Deekonda	Melanie Davis
Harriet F	Natassia Williams	Francisco Orozco	Candice McDade	Aaron Young	Paul Madsen	Jeffrey Gallagher
Benjamin Mena	Stelanie Lu Vetta Marshall	Lev Agranovich	Nicolas Gallet	Kyle Damon	Caleb Rodrigues	Taj Coleman
Rohan Dyer	Brent Barnes	Emmanuel Prince Sanon	Patrick Murphy	Michael Asaro	James Lynch	Ketriana Yvonne
Ace Irvinski	Jeffery Gray	Julian Jacobson	Brenda Tuck	Kirby Jones	Ralph Hensley	Joseph H Schale Jr
Ron Van Gelder	Kandi Clark	Devin Bhola	Jerry Francisco Benzl	Indira Castrejon	Nathan Kivi	Tarunkumar Patel
Joseph Carswell	Steven Winston	Kendall Gibson	Chris Kuivenhoven	Douglas JORDAN	Edgar O Corona	Olga Tenemaza
Tawana Rivers	Jarrod Crump	Cory Schwab	April L McTeer	Christopher Yankovic	Jonathan Cherwa	Mitchell P Schaps
Jake Waitsman	Avinash Kataria	James Poole	Pamela Beth Kivi	Dale Johns	Pattie Tipton	Mohammed Ali
Michael McCarter	Ted A Koch	Pierre Ricard D. Pognon	Francisco Fernandez	Chirag Patel	Dominique M Ricks	Joseph Woods
Will Phillips	Christopher Paul	Brian Watson	William J Gallagher	Theodore Muhlenburg	Luis Daniel Orozco	Francesco Artale
Edward Kelly Medlock	Anthony Brown	Kanethia Daniel	Mobo Fabiyi	Larry Phipps	Robin Ruiz	Jamila Simone Pitts
Edna Pitts	Anthony Coleman	Aimee Lambes	Judith Dallemand	David Hannus	Sylvia Hobson	Christianna Colbert
Petr Zaytsev	Ankur Patel	Shawn D Abadie	Everett Lindsey	Dee Volk	Alvin Riley	Thomas L Lattimer
Silvio Sibilia	Allan Mercurio	Ernest Iseminger	William Ward JR	Victoria Kirby	Sean McKay	Brandi M. Ford
Gregory B. Jones	Garth Bauman	Glenn Howard Gutin	Cory Brammer	James Price	Iris Almonacid	Alfredo Perdomo
Sharon Wheeler	Mary S Beight	Jesse C Stevens	Dominique Defo Fotue	Vanessa Olivia Mange	Mark Michaelsen	David Nidorf
Emily Klick	Brent Barnes	Gabrielle Kivi	Melissa Givvines	Manish A PATEL	Philip Hasterok	Dumindha RANASINGHE
Srinivas Vengala	Eduardo Demming	Sahat Properties	Anh Doan	Deep Patel	Jonathan Yu	Matthew Kinzer
Michelle Thornton	Gregory Busine	Patrick Monroe	Ray Pulford	Derek Glover	Sharonda Muwwakkil	Donald Carty
Garrett Catalana	Patrick Smith	Rajneesh Mehra	Scott Whittaker	Manukumar NAIR	Thomas B Wallace	Hughbert James
Marimuthu Ponnambalam	Rudy Santos	Amanda Adams	Altonio Price	Jeremy Phillips	Blaine S Correll Jr	Jimmy Black
Michael Scott Mitchell	Benjamin Gallegos	DOTTY HUDSON	Dave Fisher	Justin Shea	Dominic Gallo	Brandon Hatfield

Thank You!

From the HotelierCo Team

Nathan Kivi
Founder & CEO

Brandon Hatfield

CFO Valor and HotelierCo
Advisor

Brandon has over 17 years of corporate finance, treasury and operations experience, including a principal focus over the last eleven years in commercial real estate and hospitality.



Scott Levine

Founder and Developer of
The Waxhaw Inn

After a successful 15-year Wall Street career focused on private equity and pre-IPO investments, Scott began to work creative finance solutions on single-multi family housing and secured the project for the Waxhaw Inn.



Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Nathan Kivi	CEO @ HotelierCo Retail LLC	2020

Officers

OFFICER	TITLE	JOINED
Nathan Kivi	CEO	2020

Voting Power ⓘ

HOLDER	SECURITIES HELD	VOTING POWER
HotelierCo Enterprises LLC (owned by Nathan Kivi)	3,000,000 Common Voting Membership Interests	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
10/2020	$82,355		Section 4(a)(2)
04/2022	$107,966		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Non Voting	154,237	154,237	No
Common Voting Membership Interests	3,000,000	3,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

COVID-19 poses a risk to the hotel industry and economy at large. While we believe it also presents an opportunity for strategic investment, it's impact is unpredictable and may have material impacts on our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company's hotels will be reliant upon technology and the disruption or malfunction in the Company's information systems could adversely affect the Company's business.

The Company is reliant on third party technology providers while in the initial growth phases. Loss of providers or increases in technology costs could adversely affect the Company's business.

The Company may lose business by failing to compete effectively and/or because of negative social media.

The Company is subject to risks related to cybersecurity. These risks can be insured and mitigated, but can still have a negative impact to the Company's business if a breach occurs.

The Company is a newly formed entity and has a limited operating history. Until the Company has sufficient revenue it will be operating at a loss.

The Company may incur debt (including secured debt) in the future and in the continuing operations of its business. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment.

The Company's operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the Company's financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

The Company believes that increasing, maintaining and enhancing awareness of the Company's brand is critical to achieving widespread acceptance and success of the Company's business. Successfully promoting and positioning the Company and hotels under management will depend largely on the effectiveness of the Company's marketing efforts. Maintaining and enhancing the Company's brand awareness may require the Company to spend increasing amounts of money on, and devote greater resources to, advertising, marketing and other brand-building efforts, and these investments may not be successful. Further, even if these efforts are successful, they may not be cost-effective. If the Company is unable to continuously maintain and enhance the Company's brand, the Company's market may decrease and the Company may fail to attract customers, which could in turn result in lost revenues and adversely affect the Company's business and financial results.

The Company, like any business, is exposed to the risk of hotel employee or contractor fraud or other misconduct. Misconduct by hotel employees or contractors could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and harm to the Company's reputation.

Valuation and revenue / cost projections are based on continual registration of Regulation A+ raises and finding sufficient projects to maintain in the pipeline. If these funds are not able to be continually raised this may have a negative impact to the valuation of the Company.

Macroeconomic and other factors beyond the Company's control can adversely affect and reduce demand for its services.

The hospitality industry is cyclical and a worsening of global economic conditions or low levels of economic growth could adversely affect the Company's revenues and profitability as well as cause a decline in or limitation of the Company's future growth.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the

Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[?];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

unrelated third party valuations of our common unit;
the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common unit;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

HotelierCo Retail LLC

- Delaware Limited Liability Company
- Organized September 2020
- 1 employees

325 5th Ave, Suite 205
Suite 205
Indialantic FL 32903

http://www.hotelierco.com

Business Description

Refer to the HotelierCo profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

HotelierCo is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.